EXHIBIT 99.1

Seabridge Gold Confirms Sale of Castle-Blackrock Claims to Columbus Gold

TORONTO, Feb. 22, 2017 (GLOBE NEWSWIRE) -- Seabridge Gold (TSX:SEA) (NYSE:SA) reported today that it has closed the sale of its leasehold interest in the Castle-Blackrock claim block in Nevada to Columbus Gold Corp. The Castle-Blackrock claims cover an area of 9.6 sq. km located near Tonapah, Nevada.

As consideration for the acquisition, Columbus has issued 1,500,000 of its common shares to Seabridge Gold and a further 250,000 common shares to Platoro West Incorporated, the underlying claim holder. The shares issued to Seabridge are subject to a four month hold period expiring on June 22, 2017.

Seabridge Chairman and CEO Rudi Fronk said the sale is part of a continuing program of divesting non-core assets in order to focus resources on core holdings, including its KSM and Iskut projects and the Snowstorm project which it has agreed to acquire (see news release of February 14, 2017).

Seabridge holds a 100% interest in several North American gold projects. The Company's principal assets are the KSM Project located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

 ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and C.E.O.

For further information, please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292   ·  Fax: (416) 367-2711
Email:  info@seabridgegold.net